UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 16, 2019, the Board of Directors of ChinaCache International Holdings Ltd. (the “Company”) approved entry into a Letter of Intent with Alpha Startup Fund L.P. and other related parties (the “Strategic Investors”). Subject to the terms and conditions of a Convertible Note Purchase Agreement to be entered into by and between the parties at the closing, the Company has agreed to issue to the Strategic Investors, and the Strategic Investors hereby agree to purchase from the Company, a convertible note in the principal amount equal to US$10.0 million. Immediately following the closing of the transaction, the Strategic Investors will own 60% of the Company’s issued and outstanding ordinary shares on an as-if-converted, fully-diluted basis. Except for the provisions regarding expenses, confidentiality, governing law and dispute resolution, the Letter of Intent is not legally binding on the parties. Any conclusion of definitive agreements to be entered into by the Company related to such transaction will be subject to applicable shareholder and regulatory approvals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2019	ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
Xiaoqiang Wei
Chief Executive Officer